Purchase, N.Y. (January 9, 1996)--PepsiCo, Inc. today announced that it has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), as of the beginning of the fourth quarter of 1995. SFAS 121 was issued in March of 1995 and is required to be adopted in 1996.

SFAS 121 has nocash impact at all. It is simply a required accounting change in the method of determining and measuring impairment for long-lived assets used in the business. It resulted in a charge to fourth quarter earnings of approximately $384 million after-tax or $0.48 per share. The cause of the charge was the new standard's requirement to evaluate impairment of long-lived assets in smaller groups, particularly in the restaurant segment. This charge resulted in a noncash benefit to ongoing earnings in the fourth quarter and will provide a noncash benefit in future years from reduced depreciation and amortization.

Wayne Calloway, Chairman and Chief Executive Officer said: "It's important to understand that while the impairment charge is primarily related to our restaurant business, its noncash nature means that it has had nothing to do with one of PepsiCo's big stories in 1995, the dramatic improvement in the cash flow from our restaurant business. Compared to 1994, the restaurant segment generated

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about a $500 million  increase in cash after taxes. We achieved that by reducing the number of new company-owned stores built this year, selling some existing stores to franchisees and reducing the amount spent on acquisitions. In addition, if we look at ongoing profits by excluding the initial impact of adopting SFAS 121, we expect to meet investor expectations for consolidated profit growth in 1995.

"For 1996, we remain optimistic about the prospects for earnings growth from ongoing operations for all our segments. As a result, we expect earnings per share from ongoing operations to approximate our historical growth rate of 15% per year."